NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Michael K. Rafter T 404.322.6627 mike.rafter@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com

March 29, 2018

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Real Estate and Commodities

Washington, D.C. 20549

Re:	Strategic Student & Senior Housing Trust, Inc.

Amendment No. 1 Registration Statement on Form S-11

Filed January 18, 2018

File No.: 333-220646

Dear Ms. Gowetski:

On behalf of our client, Strategic Student & Senior Housing Trust, Inc. (the “Company”), we are submitting this letter regarding Amendment No. 1 to the Company’s Registration Statement on Form S-11 filed on January 18, 2018 (the “Registration Statement”). This letter includes our response to the comment letter from the staff of the Commission’s Office of Real Estate and Commodities (the “Staff”) to H. Michael Schwartz, the Chairman of the Board and Chief Executive Officer of the Company, dated February 7, 2018 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. We have reproduced the Staff’s comments and included our responses below each comment. The Company has filed today Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 2.

Our Properties, page 65

1.    We note your response to comment 5 of our letter and your disclosure on page 65 that the average monthly revenue/bed for the Tallahassee property is “not meaningful.” However, we note that the Tallahassee property was 99.5% occupied when acquired. Please revise to provide the average monthly revenue/bed for this property based on leases in place or provide a detailed explanation of how such disclosure is not meaningful. As appropriate, please provide similar disclosure as properties are acquired.

RESPONSE:    The Company acknowledges this comment and has accordingly revised the disclosure on page 67 of the Registration Statement to include the average monthly revenue/bed for the Tallahassee property as of December 31, 2017. With respect to the Company’s determination as to why that information was “not meaningful” in its prior filing, the Company respectfully advises the Staff that in the prior filing, the information presented was as of September 30, 2017. As of that date, the Company had only owned the Tallahassee property for three days. Accordingly, the Company did not believe that it would have been meaningful to provide investors with that information, as this would not have represented actual revenue earned by the Company. However, this disclosure is now presented as of December 31, 2017, which includes three full months of ownership of the Tallahassee property, and as a result, the average monthly revenue/bed for the Tallahassee property has been included.

The Company would also like to advise the Staff of a similar approach it has taken with respect to its three senior housing properties. On page 68 of the Registration Statement, the Company has included a table that summarizes various information about the properties. One piece of information is the “Average Monthly Revenue / Unit.” The Company did not own these properties for any meaningful time period prior to filing the Registration Statement. Accordingly, the Company does not believe it would have been meaningful to present investors with any information about revenue earned during a period in which the Company did not own the properties. However, the Company will begin providing this information starting with its first filing after March 31, 2018, as it will have owned the properties for at least one full month as of that date. In addition, as additional properties are acquired in the future, the Company will provide similar disclosure.

Management Compensation, page 105

2.    We note your response to comment 6 of our letter. We further note you commenced operations and acquired two properties during the fiscal year ended December 31, 2017. Please revise to quantify the amount of fees paid to your advisor for the fiscal year ended December 31, 2017, including breaking out any amounts paid pursuant to the asset management fee, the incentive fee and the reimbursement provision, and within reimbursements, specify any amounts reimbursed for the salaries or benefits of each of your named executive officers.

RESPONSE:    The Company acknowledges this comment and respectfully advises the Staff that it has revised the disclosure on pages 111, 112 and 117 to include a footnote that refers the reader to a new subsection of the Registration Statement titled “Certain Fees and Reimbursements” in the “Conflicts of Interest” section on page 124. In this new section, the Company has included disclosure of fees paid to related parties, namely the advisor, including breaking out any amounts paid pursuant to the asset management fee, as well as amounts reimbursed, such as operating expenses. In addition, the Company has added a footnote to the operating expenses line item, which specifies the amounts reimbursed for the salaries or benefits of each of our named executive officers. As a final matter, the Company has also revised the disclosure in the “Our Properties” section, beginning on page 67. In that section, and with respect to each property acquisition and loan, the Company has provided specific disclosure on the acquisition fees and financing fees, as the case may be, that it has incurred or paid to its advisor.

Notes to Consolidated Financial Statements

Note 10. Subsequent Events

Potential Acquisitions, page F-42

3.    We note that the acquisition of the Salt Lake Properties is scheduled to occur on January 31, 2018. Please tell us how you assessed the likelihood of this acquisition and determined that financial statements were not necessary pursuant to Rule 3-14 of Regulation S-X. Tell us also why you have not included adjustments for this acquisition in your pro-forma financial statements beginning on page F-48.

RESPONSE:    The Company acknowledges this comment and respectfully advises the Staff that the Registration Statement now includes the financial statements required pursuant to Rule 3-14 of Regulation S-X.

With respect to the Company’s assessment of the likelihood of the acquisition of the Salt Lake Properties, the Company respectfully advises the Staff that in evaluating whether a potential acquisition is

“probable”, FRM Section 2005.4 requires an evaluation of all available facts. The following factors led the Company to the determination that the acquisition was not probable, and thus no financial statements were required at the time of the prior filing:

•	the Company did not have sufficient funds to acquire the properties without obtaining debt financing;

•	the debt financing required was significant, and it required two loans: the Freddie Mac Utah Loan (as defined in the Registration Statement) and the Second Amended KeyBank Bridge Loan (as defined in the Registration Statement). With respect to the Freddie Mac Utah Loan, at the time of the prior filing, the loan documents were in the midst of negotiations, and there were various material items that had not been resolved. With respect to the Second Amended KeyBank Bridge Loan, the Company had not yet begun any substantive negotiations on the loan documents;

•	there were still various conditions to the acquisition that were required to be satisfied in accordance with the Salt Lake Purchase Agreement (as defined in the Registration Statement), such as the receipt of the appropriate state licenses and other regulatory approvals; and

•	there still existed a general risk of potential material adverse changes relating to the Salt Lake Properties, the sellers of the Salt Lake Properties and certain economic conditions.

Considering those factors collectively, the Company did not believe that the acquisition of the Salt Lake Properties was probable such that financial statements were required at that time. In addition, the Company believed, at the time of its prior filing, that its financial statements alone provided adequate financial information to make an investment decision, as required by FRM 2005.4.

For the foregoing reasons, the Company also did not include any adjustments for the acquisition in its previously filed pro-forma financial statements. Nonetheless, as a result of having consummated the acquisition, the Company has revised its pro-forma financial statements beginning on page F-40 to include the appropriate adjustments for the acquisition.

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter

cc:	Mr. H. Michael Schwartz